Exhibit 99.1

CORRECTION: Ascentage Pharma to Report 2026 Six Month Interim Results and Provide Corporate Update on August 19, 2026

In a release issued under the same headline earlier today by Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855),

please note that in the first paragraph of the release, the time should be 7:00 am Eastern Daylight Time (EDT) on August 19, 2026 / 7:00 pm Hong Kong Time (HKT) and not 9 am EDT and 9 pm HKT as previously stated.

The corrected release follows:

ROCKVILLE, Md., Aug. 05, 2026 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies to address unmet medical needs in cancer, announced today that it will release its six months 2026 unaudited interim results and provide business updates at 7:00 am Eastern Daylight Time (EDT) on August 19, 2026 / 7:00 pm Hong Kong Time (HKT) on August 19, 2026.

Analysts and investors are invited to join the investor webcast with Q&A, conducted by the Company’s management team.

Ascentage Pharma will host a Chinese (Mandarin) language investor webcast at 9:00 pm EDT on August 19, 2026 / 9:00 am HKT on August 20, 2026. To access the Chinese language investor event or conference call, please register in advance here.

The English language investor conference call and webcast will be held at 8:00 am EDT / 8:00 pm HKT on August 20, 2026. To access the English language webcast, please register in advance here. The webcast replay for the English language conference call and presentation will also be available on the News & Events page of the Ascentage Pharma website.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third- generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as an FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA- cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

Stella Yang

Ascentage Pharma

IR@ascentage.com

+1 (301) 792-6286